SCHEDULE 13D

CUSIP No. 25388M100	Page 1 of 23 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Digitalthink, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

25388M100

(CUSIP Number)

Robert Raynard
WaldenVC, LLC
750 Battery Street
San Francisco, CA 94111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

SCHEDULE 13D

CUSIP No. 25388M100	Page 2 of 23 Pages

1.	Names of Reporting Person: WaldenVC II, L.P. S.S. or I.R.S. Identification No. of above person

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6.	Citizenship or Place of Organization California

	7.	Sole Voting Power 2,990,803

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	Shared Voting Power 0

EACH REPORTING PERSON WITH	9.	Sole Dispositive Power 2,990,803

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,990,803

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]

13.	Percent of Class Represented by Amount in Row (11) 7.3%

14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 25388M100	Page 3 of 23 Pages

1.	Names of Reporting Person: WaldenVC II-Side, L.P. S.S. or I.R.S. Identification No. of above person

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6.	Citizenship or Place of Organization California

	7.	Sole Voting Power 250,116

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	Shared Voting Power 0

EACH REPORTING PERSON WITH	9.	Sole Dispositive Power 250,116

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 250,116

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]

13.	Percent of Class Represented by Amount in Row (11) 0.6%

14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 25388M100	Page 4 of 23 Pages

1.	Names of Reporting Person: Walden Media and Information Technology Fund, L.P. S.S. or I.R.S. Identification No. of above person

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6.	Citizenship or Place of Organization California

	7.	Sole Voting Power 2,356,801

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	Shared Voting Power 0

EACH REPORTING PERSON WITH	9.	Sole Dispositive Power 2,356,801

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,356,801

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]

13.	Percent of Class Represented by Amount in Row (11) 5.8%

14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 25388M100	Page 5 of 23 Pages

1.	Names of Reporting Person: Walden VC, LLC S.S. or I.R.S. Identification No. of above person

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6.	Citizenship or Place of Organization California

	7.	Sole Voting Power 3,240,919

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	Shared Voting Power 0

EACH REPORTING PERSON WITH	9.	Sole Dispositive Power 3,240,919

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,240,919

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]

13.	Percent of Class Represented by Amount in Row (11) 7.9%

14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 25388M100	Page 6 of 23 Pages

1.	Names of Reporting Person: Walden Media, LLC S.S. or I.R.S. Identification No. of above person

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6.	Citizenship or Place of Organization California

	7.	Sole Voting Power 2,356,801

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	Shared Voting Power 0

EACH REPORTING PERSON WITH	9.	Sole Dispositive Power 2,356,801

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,356,801

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]

13.	Percent of Class Represented by Amount in Row (11) 5.8%

14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 25388M100	Page 7 of 23 Pages

1.	Names of Reporting Person: Steven Ekenazi S.S. or I.R.S. Identification No. of above person

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6.	Citizenship or Place of Organization United States of America

	7.	Sole Voting Power 34,449

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	Shared Voting Power 5,597,720

EACH REPORTING PERSON WITH	9.	Sole Dispositive Power 34,449

	10.	Shared Dispositive Power 5,597,720

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,632,169

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]

13.	Percent of Class Represented by Amount in Row (11) 13.7%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 25388M100	Page 8 of 23 Pages

1.	Names of Reporting Person: Philip Sanderson S.S. or I.R.S. Identification No. of above person

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6.	Citizenship or Place of Organization United States of America

	7.	Sole Voting Power 11,750

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	Shared Voting Power 3,24,9190

EACH REPORTING PERSON WITH	9.	Sole Dispositive Power 11,750

	10.	Shared Dispositive Power 3,240,919

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,252,669

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]

13.	Percent of Class Represented by Amount in Row (11) 7.9%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 25388M100	Page 9 of 23 Pages

1.	Names of Reporting Person: George Sarlo S.S. or I.R.S. Identification No. of above person

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6.	Citizenship or Place of Organization United States of America

	7.	Sole Voting Power 13,555(1)

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	Shared Voting Power 2,356,801

EACH REPORTING PERSON WITH	9.	Sole Dispositive Power 13,555(1)

	10.	Shared Dispositive Power 2,356,801

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,370,356

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]

13.	Percent of Class Represented by Amount in Row (11) 5.8%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 25388M100	Page 10 of 23 Pages

(1) Shares held by the George S. Sarlo Revocable Trust Dated 12/23/91.

SCHEDULE 13D

CUSIP No. 25388M100	Page 11 of 23 Pages

1.	Names of Reporting Person: Arthur Berliner S.S. or I.R.S. Identification No. of above person

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6.	Citizenship or Place of Organization United States of America

	7.	Sole Voting Power 33,555(2)

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	Shared Voting Power 5,597,720

EACH REPORTING PERSON WITH	9.	Sole Dispositive Power 33,555(2)

	10.	Shared Dispositive Power 5,597,720

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,631,275

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]

13.	Percent of Class Represented by Amount in Row (11) 13.7%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 25388M100	Page 12 of 23 Pages

(2) Shares held by the Arthur S. Berliner Family Trust Dated 4/24/85.

SCHEDULE 13D

CUSIP No. 25388M100	Page 13 of 23 Pages

1.	Names of Reporting Person: Richard LeFurgy S.S. or I.R.S. Identification No. of above person

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6.	Citizenship or Place of Organization United States of America

	7.	Sole Voting Power 10,000

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	Shared Voting Power 3,240,919

EACH REPORTING PERSON WITH	9.	Sole Dispositive Power 10,000

	10.	Shared Dispositive Power 3,240,919

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,250,919

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]

13.	Percent of Class Represented by Amount in Row (11) 7.9%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 25388M100	Page 14 of 23 Pages

1.	Names of Reporting Person: Lawrence Marcus S.S. or I.R.S. Identification No. of above person

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6.	Citizenship or Place of Organization United States of Ameica

	7.	Sole Voting Power 0

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	Shared Voting Power 3,240,919

EACH REPORTING PERSON WITH	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,240,919

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,240,919

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]

13.	Percent of Class Represented by Amount in Row (11) 7.9%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 25388M100	Page 15 of 23 Pages

This Statement constitutes Amendment No. 1 to the Schedule 13D (the “Schedule 13D”) filed jointly on May 29, 2002 by (1) WaldenVC II, L.P., a California limited partnership (“WaldenVC II”), (2) WaldenVC II-Side, L.P., a California limited partnership (“WaldenVC II-Side”), (3) Walden Media and Information Technology Fund, L.P., a California limited partnership (“WMIT”), (4) WaldenVC, LLC, a California limited liability company (“WaldenVC”), (5) Walden Media, LLC, a California limited liability company (“Walden Media”), (6) Steven Eskenazi, a natural person, (7) Philip Sanderson, a natural person, (8) George Sarlo, a natural person, (9) Arthur Berliner, a natural person, (10) Richard LeFurgy, a natural person, and (11) Lawrence Marcus, a natural person, with respect to the shares of common stock, par value $0.001 (“Common Stock”), of Digitalthink, Inc., a Delaware corporation (“Digitalthink”). Only those items which are hereby reported are amended. All other items remain unchanged. All capitalized terms shall have the meanings assigned to them in the Schedule 13D, as amended to date, unless otherwise indicated herein.

Item	2. Identity and Background.

Item 2 is hereby amended by the addition of the following paragraph immediately after the eleventh paragraph of such Item 2.

Lawrence Marcus’ principal occupation is serving as Manager of WaldenVC. Mr. Marcus is a citizen of the United States of America.

Item	3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

WaldenVC II has purchased 2,990,803 shares of Digitalthink’s common stock at a cost of $3,575,855.03 from April 29, 2002 to May 31, 2002 on the open market. The source of the funds was working capital.

WaldenVC II-Side has purchased 250,116 shares of Digitalthink’s common stock at a cost of $299,902.65 from May 1, 2002 to May 31, 2002 on the open market. The source of the funds was working capital.

WMIT has purchased 806,801 shares of Digitalthink’s common stock at a cost of $965,571.93 from April 29, 2002 to May 31, 2002 on the open market. The source of the funds was working capital.

Richard LeFurgy purchased 10,000 shares of Digitalthink’s common stock at a cost of $14,000.00 on April 3, 2002 on the open market. The source of funds was his personal funds.

Item	5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

WaldenVC II is the beneficial owner of 2,990,803 shares of common stock. Such shares represent approximately 7.3% of Digitalthink’s common stock based upon 40,987,547 shares of Digitalthink’s common stock outstanding as reported in Digitalthink’s Form 10-K for the year ended March 31, 2002 (“the March 2002 Form 10-K”). WaldenVC II has sole voting and dispositive power over 2,990,803 shares. During the past sixty days, WaldenVC II has effected the following transactions with respect to the Common Stock:

SCHEDULE 13D

CUSIP No. 25388M100	Page 16 of 23 Pages

Transactions of WaldenVC II, L.P.

Date of Transaction	Number of Shares	Cost per Share	Total Amount
4/29/2002	87,200	$0.93	$80,786.58
4/30/2002	88,500	$1.00	$88,097.40
5/1/2002	1,554	$0.99	$1,542.96
5/1/2002	58,302	$1.06	$61,840.93
5/2/2002	244,189	$1.03	$251,812.20
5/3/2002	181,548	$0.95	$172,529.56
5/6/2002	151,290	$1.00	$151,290.00
5/7/2002	73,800	$1.04	$77,095.98
5/8/2002	184,500	$1.14	$209,910.15
5/10/2002	11,070	$1.12	$12,402.90
5/13/2002	33,948	$1.15	$39,044.70
5/14/2002	73,800	$1.18	$86,970.42
5/15/2002	41,918	$1.20	$50,306.10
5/16/2002	366,638	$1.22	$447,596.17
5/17/2002	172,396	$1.20	$206,879.70
5/20/2002	213,784	$1.22	$260,820.98
5/21/2002	222,758	$1.22	$270,833.68
5/22/2002	85,903	$1.27	$109,307.48
5/23/2002	79,704	$1.34	$106,664.39
5/24/2002	15,793	$1.35	$21,383.48
5/28/2002	45,756	$1.37	$62,841.21
5/29/2002	171,216	$1.40	$240,289.03
5/30/2002	332,838	$1.46	$484,550.06
5/31/2002	52,398	$1.55	$81,058.97

Each of the above transactions was effected by open market purchase made through Deutsche Bank Alex Brown on the NASDAQ National Market System.

WaldenVC II-Side is the beneficial owner of 250,116 shares of Digitalthink’s common stock. Such shares represent approximately 0.6% of Digitalthink’s common stock based upon 40,987,547 shares of Digitalthink’s common stock outstanding as reported in the March 2002 Form 10-K. WaldenVC II-Side has sole voting and dispositive power over 250,116 shares. During the past sixty days, WaldenVC II-Side has effected the following transactions with respect to the Common Stock:

Transactions of WaldenVC II-Side, L.P.

Date of Transaction	Number of Shares	Cost per Share	Total Amount
5/1/2002	11,025	$0.99	$10,919.25
5/1/2002	4,898	$1.06	$5,195.31
5/2/2002	23,235	$1.03	$23,964.43
5/3/2002	15,252	$0.95	$14,498.48
5/6/2002	12,710	$1.00	$12,714.50

SCHEDULE 13D

CUSIP No. 25388M100	Page 17 of 23 Pages

5/7/2002	6,200	$1.04	$6,481.02
5/8/2002	15,500	$1.14	$17,638.85
5/10/2002	930	$1.12	$1,046.10
5/13/2002	2,852	$1.15	$3,284.30
5/14/2002	6,200	$1.18	$7,310.58
5/15/2002	3,522	$1.20	$4,230.90
5/16/2002	30,802	$1.22	$37,607.58
5/17/2002	14,484	$1.20	$17,385.30
5/20/2002	17,960	$1.22	$21,915.70
5/21/2002	18,714	$1.22	$22,756.98
5/22/2002	7,217	$1.27	$9,187.41
5/23/2002	6,696	$1.34	$8,965.09
5/24/2002	1,327	$1.36	$1,800.86
5/28/2002	3,844	$1.37	$5,283.47
5/29/2002	14,384	$1.40	$20,191.01
5/30/2002	27,962	$1.46	$40,711.58
5/31/2002	4,402	$1.55	$6,813.95

Each of the above transactions was effected by open market purchase made through Deutsche Bank Alex Brown on the NASDAQ National Market System.

WMIT is the beneficial owner of 2,356,801 shares of Digitalthink’s common stock. Such shares represent approximately 5.8% of Digitalthink’s common stock based upon 40,987,547 shares of Digitalthink’s common stock outstanding as reported in the March 2002 Form 10-K. WMIT has sole voting and dispositive power over 2,356,801 shares. During the past sixty days, WMIT has effected the following transactions with respect to the Common Stock:

Transactions of Walden Media and Information Technology Fund, L.P.

Date of Transaction	Number of Shares	Cost per Share	Total Amount
4/29/2002	21,800	$0.93	$20,200.02
4/30/2002	22,100	$1.00	$22,002.84
5/1/2002	421	$0.99	$416.79
5/1/2002	15,800	$1.06	$16,763.56
5/2/2002	66,176	$1.03	$68,245.19
5/3/2002	49,200	$0.95	$46,759.26
5/6/2002	41,000	$1.00	$41,004.50
5/7/2002	20,000	$1.04	$20,896.50
5/8/2002	50,000	$1.14	$56,889.50
5/10/2002	3,000	$1.12	$3,364.50
5/13/2002	9,200	$1.15	$10,584.50
5/14/2002	20,000	$1.18	$23,572.50
5/15/2002	11,360	$1.20	$13,636.50

SCHEDULE 13D

CUSIP No. 25388M100	Page 18 of 23 Pages

5/16/2002	99,360	$1.22	$121,303.19
5/17/2002	46,720	$1.20	$56,068.50
5/20/2002	57,936	$1.22	$70,686.42
5/21/2002	60,368	$1.22	$73,399.91
5/22/2002	23,280	$1.27	$29,625.97
5/23/2002	21,600	$1.34	$28,909.62
5/24/2002	4,280	$1.35	$5,798.34
5/28/2002	12,400	$1.37	$17,033.42
5/29/2002	46,400	$1.40	$65,122.26
5/30/2002	90,200	$1.46	$131,317.66
5/31/2002	14,200	$1.55	$21,970.48

Each of the above transactions was effected by open market purchase made through Deutsche Bank Alex Brown on the NASDAQ National Market System.

WaldenVC is the beneficial owner of 3,240,919 shares of Digitalthink’s common stock. Such shares represent approximately 7.9% of Digitalthink’s common stock based upon 40,987,547 shares of Digitalthink’s common stock outstanding as reported in the March 2002 Form 10-K. WaldenVC has sole voting and dispositive power over 3,240,919 shares. WaldenVC has not engaged in any transactions with respect to these shares in the past sixty days.

Walden Media is the beneficial owner of 2,356,801 shares of Digitalthink’s common stock. Such shares represent approximately 5.8% of Digitalthink’s common stock based upon 40,987,547 shares of Digitalthink’s common stock outstanding as reported in the March 2002 Form 10-K. Walden Media has sole voting and dispositive power over 2,356,801 shares. Walden Media has not engaged in any transactions with respect to these shares in the past sixty days.

Steven Eskenazi is the beneficial owner of 5,632,169 shares of Digitalthink’s common stock. Such shares represent approximately 13.7% of Digitalthink’s common stock based upon 40,987,547 shares of Digitalthink’s common stock outstanding as reported in the March 2002 Form 10-K. Mr. Eskenazi has sole voting and dispositive power over 34,449 shares and shared voting and dispositive power over 5,597,720 shares. Mr. Eskenazi shares voting and dispositive power of 2,356,801 shares with Arthur Berliner and George Sarlo and shares voting and dispositive power of 3,240,919 shares with Philip Sanderson, Arthur Berliner, Richard LeFurgy, and Lawrence Marcus. Mr. Eskenazi has not engaged in any transactions with respect to these shares in the past sixty days.

Philip Sanderson is the beneficial owner of 3,252,669 shares of Digitalthink’s common stock. Such shares represent approximately 7.9% of Digitalthink’s common stock based upon 40,987,547 shares of Digitalthink’s common stock outstanding as reported in the March 2002 Form 10-K. Mr. Sanderson has sole voting and dispositive power over 11,750 shares and shared voting and dispositive power over 3,240,919 shares. Mr. Sanderson shares voting and dispositive power of 3,240,919 shares with Steven Eskenazi, Arthur Berliner, Richard LeFurgy, and Lawrence Marcus. Mr. Sanderson has not engaged in any transactions with respect to these shares in the past sixty days.

George Sarlo is the beneficial owner of 2,370,356 shares of Digitalthink’s common stock. Such shares represent approximately 5.8% of Digitalthink’s common stock based upon 40,987,547 shares of Digitalthink’s common stock outstanding as reported in the March 2002 Form 10-K. Mr. Sarlo has sole voting and dispositive power over 13,555 shares and shared voting and dispositive power over 2,356,801 shares. Mr. Sarlo shares voting and dispositive power of

SCHEDULE 13D

CUSIP No. 25388M100	Page 19 of 23 Pages

2,356,801 shares with Steven Eskenazi and Arthur Berliner. Mr. Sarlo has not engaged in any transactions with respect to these shares in the past sixty days.

Arthur Berliner is the beneficial owner of 5,631,275 shares of Digitalthink’s common stock. Such shares represent approximately 13.7% of Digitalthink’s common stock based upon 40,987,547 shares of Digitalthink’s common stock outstanding as reported in the March 2002 Form 10-K. Mr. Berliner has sole voting and dispositive power over 33,555 shares and shared voting and dispositive power over 5,597,720 shares. Mr. Berliner shares voting and dispositive power of 2,356,801 shares with Steven Eskenazi and George Sarlo and shares voting and dispositive power of 3,240,919 shares with Steven Eskenazi, Philip Sanderson, Richard LeFurgy, and Lawrence Marcus. Mr. Berliner has not engaged in any transactions with respect to these shares in the past sixty days.

Richard LeFurgy is the beneficial owner of 3,250,919 shares of Digitalthink’s common stock. Such shares represent approximately 7.9% of Digitalthink’s common stock based upon 40,987,547 shares of Digitalthink’s common stock outstanding as reported in the March 2002 Form 10-K. Mr. LeFurgy has sole voting and dispositve power over 10,000 shares. Mr. LeFurgy has shared voting and dispositive power over 3,240,919 shares. Mr. LeFurgy shares voting and dispositive power of 3,240,919 shares with Steven Eskenazi, Philip Sanderson, Arthur Berliner, and Lawrence Marcus. During the past sixty days, Mr. LeFurgy acquired 10,000 shares of Digitalthink’s common stock on April 3, 2002 at a cost per share of $1.40 for a total amount of $14,000. This transaction was effected by open market purchase made through Deutsche Bank Alex Brown on the NASDAQ National Market System.

Lawrence Marcus is the beneficial owner of 3,240,919 shares of Digitalthink’s common stock. Such shares represent approximately 7.9% of Digitalthink’s common stock based upon 40,987,547 shares of Digitalthink’s common stock outstanding as reported in the March 2002 Form 10-K. Mr. Marcus has shared voting and dispositive power over 3,240,919 shares. Mr. Marcus shares voting and dispositive power of 3,240,919 shares with Steven Eskenazi, Philip Sanderson, Arthur Berliner, and Richard LeFurgy. Mr. Marcus has not engaged in any transactions with respect to these shares in the past sixty days.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

This joint filing is made pursuant to the Joint Filing Agreement dated June 24, 2002 attached as Exhibit 1.

Item 7.    Material to be filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

EXHIBIT NO.	DESCRIPTION
1.	Joint Filing Agreement dated June 24, 2002.

SCHEDULE 13D

CUSIP No. 25388M100	Page 20 of 23 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 24, 2002	WaldenVC II, L.P.

By:
WaldenVC, LLC General Partner

By:	/s/ ARTHUR BERLINER
Arthur Berliner Manager

WaldenVC II-Side, L.P.

By:
WaldenVC, LLC General Partner

By:	/s/ ARTHUR BERLINER
Arthur Berliner Manager

Walden Media and Information Technology Fund, L.P.

By:
Walden Media, LLC General Partner

By:	/s/ ARTHUR BERLINER
Arthur Berliner Manager

Walden VC, LLC

By:	/s/ ARTHUR BERLINER
Arthur Berliner Manager

Walden Media, LLC

By:	/s/ ARTHUR BERLINER
Arthur Berliner Manager

SCHEDULE 13D

CUSIP No. 25388M100	Page 21 of 23 Pages

By:	/s/ STEVEN ESKENAZI
Steven Eskenazi

By:	/s/ PHILIP SANDERSON
Philip Sanderson

By:	/s/ GEORGE SARLO
George Sarlo

By:	/s/ ARTHUR BERLINER
Arthur Berliner

By:	/s/ RICHARD LEFURGY
Richard LeFurgy

By:	/s/ LAWRENCE MARCUS
Lawrence Marcus